Exhibit A

News contact: Steve Brash  513-287-2226 (w)  513-231-6895 (h)
              Angeline Protogere 317-838-1338 (w) 317-298-3090 (h)

Investor Contact:  Steve Schrader  513-287-1083

Web site:          www.cinergysolutions.com

FOR IMMEDIATE RELEASE   January 18, 2000

        CINERGY BUSINESS SOLUTIONS ACQUIRES ROSE TECHNOLOGY GROUP

CINCINNATI   Cinergy Business Solutions, an affiliate of Cinergy
Corp.(NYSE:CIN), announced today that it has acquired the leading Canadianperformance contracting company, Rose Technology Group.

     The newly combined company will be called Vestar and will offer facility and infrastructure solutions to institutional, commercial and industrial customers throughout North America. The name, Vestar, reflects the new organization's investment in finding ingenious ways to deliver solutions to its clients, creating tangible benefits such as cost savings and improved efficiency and productivity.

     Vestar will be headquartered in Cincinnati, Oh., with offices in Pittsburgh, Pa., Toronto, Ont., and other locations throughout Canada. Terms of the transaction were not disclosed.

     "Cinergy is very pleased to welcome Rose Technology into our growing family of energy businesses," said James E. Rogers, vice chairman, president and chief executive officer of Cinergy Corp. "Vestar allows us to compete effectively in the Energy Services market by bringing together complementary knowledge, skills and market segments into a single organization."

     "The combination of Rose Technology Group and Cinergy Business Solutions provides the solid platform necessary for realizing our mission to be the leading developer of high performance buildings in North America," said Ian A. Jarvis, president and chief executive officer of Rose Technology Group. "We will continue to expand the economic, social and environmental benefits which we provide to our clients and to society at large. What will change is the substantially greater depth of resources and capabilities which we can provide to our clients, business partners and suppliers."

     "Vestar brings together the strengths of Cinergy Business Solutions' creative and innovative services to industrial customers with Rose Technology Group's experience and strong engineering competency in implementing solutions for institutional and commercial customers," said Leland Smith, president of Cinergy Business Solutions, who will also serve as president of Vestar. "Rose's solid track record of delivering results with their process driven procurement and construction group will be expanded into the industrial market. The new company will be uniquely positioned to provide the most value to all our customers."

     Rose Technology Group's area of expertise centers on the development of high performance buildings that cost less to own and operate, are more efficient and have less impact on the environment. Rose, based in Toronto, Ont., is one of North America's largest performance contractors and features three business lines: facility renewal and upgrading, new construction and facility management. It has approximately 150 employees in locations across Canada. It received the 1999 Frost & Sullivan Market Engineering Leadership Award for Canada.

     Cinergy Business Solutions is a professional service firm with a staff of 36 specializing in facility and infrastructure solutions. It provides creativity and innovation as well as new approaches, concepts and technologies to improve utilization of its clients' resources. Its unique Facility Resource PlanningTM or FRPTM process focuses on the customer's facility energy infrastructure processes and finds self-funding opportunities for energy process re-engineering and the appropriate applications of new technology.

     Cinergy Corp. is one of the nation's leading diversified energy companies. Its operating companies, The Cincinnati Gas & Electric Company and PSI Energy, Inc., serve more than 1.4 million electric customers and 470,000 gas customers in Indiana, Ohio and Kentucky.